Exhibit 99-4

SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT

BULLETIN N° 192 / 2004*

DATE: 08/ 19/ 2004

PEMEX ISSUED SHORT-TERM NOTES FOR PS. 500 MILLION IN THE DOMESTIC MARKET.

•	PEMEX received offers from investors for 17.1 times more than the established amount
•	The transaction and payment thereof was formalized today

        Petróleos Mexicanos issued today short-term peso-denominated notes (certificados bursátiles a corto plazo) in the Bolsa Mexicana de Valores, S.A. de C.V. (the Mexican Stock Exchange), for an amount of Ps. 500 million, which shall be used to fund the working capital of Pemex’s Treasury department.

        As part of its short-term notes program in the Mexican market of local debt, Pemex received yesterday offers from investors for approximately Ps. 8.551 billion, an amount that represented close to 17.1 times in excess of the announced amount.

        The Ps. 500 million were issued with a term of 27 days, and a weighted average rate of 7.19 per cent, which represents 0.06 per cent over the weighted average rate of the primary auction placement of CETES at 27 days.

        The intermediary leaders of this operation were Scotiabank Inverlat Casa de Bolsa, S.A. de C.V. and Casa de Bolsa Santander Serfin, S.A. de C.V.

        The filing of the short-term notes before the Bolsa Mexicana de Valores, S.A. de C.V. and the payment thereof took place today.

        The terms and conditions of the public offer of short-term notes are included in the Internet page of Bolsa Mexicana de Valores, S.A. de C.V. (www.bmv.com.mx).

*This information is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.

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